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20004463

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15561

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Federated Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Liberty Avenue
(No. and Street)

Pittsburgh	PA	15222-3779
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeremy D. Boughton 412-288-6325
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

2100 One PPG Place	Pittsburgh	PA	15222
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 26 2020
Washington DC
415

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

RMS

OATH OR AFFIRMATION

I, Jeremy D. Boughton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Federated Securities Corp., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania - Notary Seal
SANDRA NANCY CAMPBELL - Notary Public
Allegheny County
My Commission Expires Nov 17, 2023
Commission Number 1128442

Sandra N Campbell
Notary Public

Jeremy D Boughton
Signature

Assistant Treasurer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Federated Securities Corp.

Year ended December 31, 2019

FEDERATED SECURITIES CORP.
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
YEAR ENDED DECEMBER 31, 2019

Contents

Building a better working world

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Federated Securities Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Federated Securities Corp. (the Company) as of December 31, 2019, the related statements of income, changes in shareholder's equity, changes in subordinated borrowings and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 1996.

February 24, 2020

FEDERATED SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019
(in thousands, except share data)

Current Assets:		
Cash equivalents	$	1,022
Receivable from affiliates, net		17,883
Prepaid expenses		1,035
Other current assets		327
Total current assets		20,267
Long-Term Assets:		
Goodwill		1,831
Property and equipment, net of accumulated depreciation of $595		138
Long-term deferred tax asset, net		135
Other long-term assets		5
Total long-term assets		2,109
Total assets	$	22,376
Liabilities:		
Total liabilities	$	0
Shareholder's Equity:		
Capital stock, par value $1.00 per share; 50,000 shares authorized, 17,275 shares issued and outstanding		17
Additional paid-in capital		14,072
Retained earnings		8,287
Total shareholder's equity		22,376
Total liabilities and shareholder's equity	$	22,376

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019
(in thousands)

Revenue:		
Service fees, net	$	146,648
Commission income		1,941
Marketing support services		372
Total revenue		148,961
Operating Expenses:		
Distribution		132,926
Compensation and related		76,282
Advertising and promotional		9,941
Travel and related		7,635
Other		7,617
Expense reimbursement, net of charges, from affiliated companies		(86,046)
Total operating expenses		148,355
Operating income		606
Nonoperating Income (Expense):		
Interest and dividends		23
Interest expense on long-term incentive program		(243)
Total nonoperating expense, net		(220)
Income before income taxes		386
Income tax provision		98
Net income	$	288

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019
(in thousands)

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2019	$ 17	$ 14,072	$ 7,999	$ 22,088
Net income	0	0	288	288
Balance at December 31, 2019	$ 17	$ 14,072	$ 8,287	$ 22,376

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2019
(in thousands)

Balance at January 1, 2019	$	0
Additions and/or reductions		0
Balance at December 31, 2019	$	0

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019
(in thousands)

Operating Activities:		
Net income	$	288
Adjustments to reconcile net income to net change in cash equivalents from operating activities:		
Depreciation		49
Benefit from deferred income taxes		(23)
Changes in assets and liabilities:		
Increase in receivable from affiliates, net		(314)
Net change in cash equivalents from operating activities		0
Net change in cash equivalents		0
Cash equivalents, beginning of year		1,022
Cash equivalents, end of year	$	1,022

(The accompanying notes are an integral part of these financial statements.)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations

Federated Securities Corp., (the Company) is an indirect, wholly owned subsidiary of Federated Hermes, Inc. (Federated), formerly known as Federated Investors, Inc. until January 31, 2020. The Company is registered as a broker/dealer under the Securities Exchange Act of 1934 and acts as the principal distributor of the shares of the mutual funds advised and administered by affiliated companies. The Company is also the principal shareholder servicer relative to the Class B shares of Federated-sponsored mutual funds. The Company is registered as an investment advisor under the Investment Advisers Act of 1940 and provides solicitation services and, in certain cases, investment advice on behalf of affiliates of the Company to their institutional, high-net-worth and separately managed account clients. The Company effectively ended its Asia-Pacific initiative on March 31, 2019, as these employees were transferred to an affiliated company. The Company does not have any investment advisory clients of its own.

(b) Basis of Presentation

The financial statements include the accounts of the Company. Such statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the financial statements.

(c) Cash Equivalents

Cash equivalents represents an investment in a money market fund that is managed by an affiliate of the Company. This investment is highly liquid and may be redeemed upon demand.

(d) Goodwill

The Company tests goodwill for impairment at least annually or when indicators of potential impairment exist. Goodwill is evaluated at the reporting unit level. The Company has determined that it has a single reporting unit consistent with its single operating segment based on the management of the Company's operations as a single business: distribution. The Company does not have multiple operating segments or business components for which discrete financial information is available. The Company uses a quantitative approach to test for impairment of goodwill. Management has concluded that goodwill is not impaired as of December 31, 2019.

(e) Revenue Recognition

The Company generates the majority of its revenue by acting as the principal distributor of shares of the mutual funds advised by affiliated companies. The Company also receives underwriter commissions related to the distribution of certain Class A shares. The Company may waive certain fees for competitive reasons or to meet contractual requirements. The Company waived service fees of $28.3 million for the year ended December 31, 2019. Service fees are shown net of these waivers on the Statement of Income.

Under the Second Amendment to the Amended and Restated Intercompany Agreement effective April 1, 2017, the Company began generating Marketing support services revenue from benefiting affiliates based on the direct costs incurred for the Asia-Pacific initiative plus a margin of 10 percent. The expenses related to the Marketing support services revenue are excluded from the expense reimbursement process discussed in Note (5) Transactions with related parties. The Asia-Pacific initiative ended on March 31, 2019.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)

(e) Revenue Recognition, (continued)

Revenue is recognized when a performance obligation is satisfied, which occurs when control of the services is transferred to customers. For distribution revenue streams, control is transferred to the customer at a point in time upon investor subscription and/or redemption. Based on the nature of the calculation, the revenue for these services is accounted for as variable consideration, and is subject to factors outside of the Company's control including investor activity and market volatility and is recognized as these uncertainties are resolved. For certain revenue, primarily related to distribution fees, the Company may recognize revenue in the current period that pertains to performance obligations satisfied in prior periods, as it represents variable consideration and is recognized as uncertainties are resolved.

The Company has contractual arrangements with third parties to provide certain fund-related services. Management considers whether the Company is acting as the principal service provider or as an agent to determine whether revenue should be recorded based on the gross amount payable by the funds or net of payments to third-party service providers. The Company would be considered a principal service provider if it controls the service that is transferred to the customer. Alternatively, the Company would be considered an agent when it does not control the service, but rather arranges for the service to be provided by another party. Generally, the less the customer is directly involved with or participates in making decisions regarding the ultimate third-party service provider, the more supportive the facts are that the Company is acting as the principal in these transactions and should therefore report revenues on a gross basis. All of the Company's revenue is recorded gross of payments made to third parties.

Management judgments are used when reviewing newly-created contracts and/or materially-modified contracts to determine whether: (1) the Company is the principal agent; (2) a contract has multiple performance obligations when the Company is paid a single fee; and (3) two or more contracts should be combined. A change in the conclusion of whether the Company is the principal or agent would result in a change in the revenue being recorded gross or net of payments made to third parties. Different conclusions for the remaining two judgments may change the line items to which revenue is being recorded. There are no significant judgments that would impact the timing of revenue recognition.

(f) Advertising Costs

The Company generally expenses the cost of all advertising and promotional activities as incurred. Advertising expense was approximately $2.8 million for the year ended December 31, 2019. This was included in Advertising and promotional expense on the Statement of Income.

(g) Share-Based Compensation

Federated issues shares for share-based awards from treasury stock. The Company recognizes compensation costs based on grant-date fair value for all share-based awards. For restricted stock awards, the grant-date fair value of the award is calculated as the difference between the closing fair value of Federated's Class B common stock on the date of grant and the purchase price paid by the employee, if any. Federated's awards are generally subject to graded vesting schedules. Compensation and Related expense is generally recognized on a straight-line basis over the requisite service period of the award and is adjusted for actual forfeitures as they occur. For awards with provisions that allow for accelerated vesting upon retirement, the Company recognizes expense over the shorter of the vesting period or the period between grant date and the date on which the employee meets the minimum required age for retirement. Compensation and Related expense also includes dividends paid on forfeited awards. Excess tax benefits and deficiencies (including tax benefits from dividends paid on unvested restricted stock awards) are recognized in the Income Tax Provision in the Statement of Income.

1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)

(h) Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by Federated. As part of the Federated consolidated group, the Company participates in a tax-sharing agreement. Therefore, although the Company computes its federal income tax provision on a separate-company basis, the tax benefits related to its net operating or capital losses, if any, are recorded by the Company to the extent that the losses can be used to reduce Federated's consolidated tax expense. The Company computes and remits state taxes on a separate- or combined-company basis, as required, in compliance with the respective state tax law.

The Company accounts for income taxes under the liability method, which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes a valuation allowance if, based on the weight of available evidence regarding future taxable income, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(i) Other Comprehensive Income

For the year ended December 31, 2019, there were no effects of other comprehensive income.

(2) RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Guidance

(a) Leases

On February 25, 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, Leases (Topic 842). Its core principle is that a lessee should recognize the assets and liabilities that arise from leases on the balance sheet, while retaining a distinction between financing and operating leases. In the third quarter of 2018, the FASB issued ASU 2018-10, which provides improvements to narrow aspects of the guidance and ASU 2018-11, which provides an optional alternative transition method to initially apply the new leases standard at the adoption date (collectively, with ASU 2016-02, Topic 842).

Effective January 1, 2019, the Company adopted Topic 842 using the alternative transition method, which did not require the restatement of prior years. In connection with the adoption of Topic 842, management has elected the package of practical expedients, which allows entities to not reassess (1) whether contracts are or contain leases, (2) lease classification and (3) initial direct costs. Management did not elect the hindsight practical expedient to determine the lease term. The adoption did not have a material impact on the Company's financial statements.

(2) RECENT ACCOUNTING PRONOUNCEMENTS, (continued)

(b) Goodwill Impairment

The Company adopted ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, effective January 1, 2019. Under this ASU, an entity should perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount, and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. However, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. Additionally, the ASU retains the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The ASU required the prospective adoption method. The adoption did not have an impact to the Company's financial statements.

Recently Issued Accounting Guidance Not Yet Adopted

(c) Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement

On August 29, 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (a consensus of the FASB Emerging Issues Tax Force). The amendments in this update align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The update is effective for the Company on January 1, 2020, and allows for either the prospective or retrospective adoption method. Management plans to elect the prospective adoption approach, which does not require the restatement of prior years. The adoption will not have a material impact to the Company's financial statements.

(3) CONCENTRATION RISK

Approximately 50% of the Company's total revenue for 2019 was derived from services provided to three Federated-sponsored funds, the Federated Government Reserves Fund (26%), the Federated Capital Reserves Fund (13%), and the Federated Kaufmann Fund (11%). A significant and prolonged decline in assets under management in these funds could have a material adverse effect on the Company's future revenues.

(4) FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or the price that would be paid to transfer a liability as of the measurement date. A fair-value reporting hierarchy exists for disclosure of fair-value measurements based on the observability of the inputs to the valuation of financial assets and liabilities. The levels are:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable in active markets.

(4) FAIR VALUE MEASUREMENTS, (continued)

NAV Practical Expedient – Investments that calculate net asset value (NAV) per share (or its equivalent) as a practical expedient. These investments have been excluded from the fair value hierarchy.

Cash equivalents totaled $1.0 million as of December 31, 2019 and represents an investment in a money market fund. The investment in the money market fund is valued under the market approach through the use of quoted market prices in an active market, which is the NAV of the fund, and is classified within Level 1 of the valuation hierarchy.

Receivable from affiliates, net has not been settled in cash nor is it Federated management's current plan to settle this item in cash in the foreseeable future.

The Company had no assets or liabilities classified as Level 2, Level 3 or NAV practical expedient within the fair value hierarchy as of December 31, 2019.

(5) TRANSACTIONS WITH RELATED PARTIES

As a matter of general policy, Federated manages most cash-related activities of its domestic subsidiaries on a centralized basis. As such, certain expenses of the Company, including Compensation and related and Distribution expenses, are funded by another subsidiary of Federated and charged to the Company. In addition, certain affiliates of the Company incur costs on its behalf, such as occupancy and other support services. Such expenses, which are allocated to the Company, amounted to $29.7 million for the year ended December 31, 2019 and were recorded in Expense reimbursement, net of charges, from affiliated companies on the Statement of Income.

Certain operating expenses incurred in connection with the sale of shares of mutual funds are reimbursed from affiliates that provide investment advisory services to these funds. Expense reimbursements of $115.7 million were accrued and recorded in Expense reimbursement, net of charges, from affiliated companies in the Statement of Income for the year ended December 31, 2019.

The Receivable from affiliates, net on the Company's Statement of Financial Condition includes intercompany receivables for fees collected by an affiliate on behalf of the Company, fees charged to affiliates for certain net operating expenses incurred by the Company on behalf of these affiliates, and Marketing support services revenue and was partially offset by intercompany payables related to expenses paid or incurred by affiliates of the Company on its behalf. There is no intention now or in the foreseeable future to settle the net intercompany receivable.

(6) 401(k) PLAN

The Company's employees are eligible to participate in the Federated Hermes, Inc. 401(k) Plan, formerly known as the Federated Investors, Inc. 401(k) Plan until January 31, 2020. Under the 401(k) plan, employees can make salary deferral contributions at a rate of 1% to 50% of their annual compensation (as defined in the 401(k) plan), subject to Internal Revenue Code (IRC) limitations. For 2019, Federated's matching contribution was 100% of the first 4% of compensation contributed by an employee and 50% of the next 2% for a total possible match of 5%, subject to IRC limitations. Forfeitures of unvested matching contributions are used to offset future matching contributions.

Matching contributions to the 401(k) plan charged to the Company by Federated were approximately $1.3 million for the year ended December 31, 2019 and were recorded in Compensation and related expense on the Statement of Income.

(6) 401(k) PLAN, (continued)

Vesting in Federated's matching contributions commences once a participant in the 401(k) plan has worked at least 1,000 hours per year for two years. Upon completion of this initial service, 20% of the Company's contribution included in a participant's account vests and 20% vests for each of the following four years if the participant works at least 1,000 hours per year. Employees are immediately vested in their 401(k) salary deferral contributions.

(7) SHARE-BASED COMPENSATION

Federated's long-term stock-incentive compensation is provided under the Stock Incentive Plan (the Plan), as amended and subsequently approved by shareholders from time to time. Share-based awards are granted to reward the Company's employees who have contributed to the success of the Company and to provide incentive to increase their efforts on behalf of the Company. Share-based compensation expense for the Company was $2.9 million for the year ended December 31, 2019 and is included in Compensation and related on the Statement of Income. The associated tax benefits recorded in connection with share-based compensation expense for the year ended December 31, 2019 was $0.7 million. At December 31, 2019, the maximum remaining unrecognized compensation expense related to share-based awards approximated $12.9 million which is expected to be recognized over a weighted-average period of approximately six years.

Federated's restricted stock awards represent shares of Federated Class B common stock that may be sold by the awardee only once the restrictions lapse, as dictated by the terms of the award. The awards are generally subject to graded vesting schedules that vary in length from three to 10 years with a portion of the award vesting each year, as dictated by the terms of the award. For an award with a ten-year vesting period, the restrictions on the vested portion of the award typically lapse on the award's fifth- and tenth-year anniversaries. Certain restricted stock awards granted pursuant to a key employee bonus program have a three-year graded vesting schedule with restrictions lapsing at each vesting date. During these restriction periods, the recipient receives dividends on all shares awarded, regardless of their vesting status.

(8) INCOME TAXES

Income tax expense consisted of the following components for the year ended December 31, 2019:

(in thousands)	Current	Deferred	Total
Federal	$ 107	$ (30)	$ 77
State	15	6	21
Total	$ 122	$ (24)	$ 98

The Company's effective income tax rate for the year ended December 31, 2019 was 25.4%. This rate is higher than the Company's 21% federal statutory rate primarily as a result of state taxes and the Company's revised estimate of the deferred tax asset related to state tax net operating loss carryforwards. All tax-related balances due to or from affiliates, if any, are included in Receivable from affiliates, net on the Statement of Financial Condition.

The Company had no material deferred tax assets or liabilities at December 31, 2019.

The Company files annual income tax returns in various U.S., state and local jurisdictions. Based upon the review of these filings, there were no material unrecognized tax benefits as of December 31, 2019, nor were there any material changes during 2019. There is no reasonable possibility of a significant increase or decrease in unrecognized tax benefits within the next twelve months.

(9) REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain net capital, as defined, equal to the greater of $25 thousand or 6-2/3% of aggregate indebtedness. At December 31, 2019, the Company had no aggregate indebtedness and net capital of $1.0 million, which was $977 thousand in excess of its required net capital of $25 thousand.

(10) COMMITMENTS AND CONTINGENCIES

The Company has no claims asserted or threatened against it as of December 31, 2019.

Supplemental Information

FEDERATED SECURITIES CORP.

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1

DECEMBER 31, 2019

(in thousands)

Computation of net capital:				
Shareholder's equity			$	22,376
Deductions and/or charges:				
Nonallowable assets	$	21,354		
Haircut on securities owned		20		21,374
Net capital			$	1,002
Aggregate indebtedness			$	0
Computation of basic net capital requirement:				
Minimum net capital required (greater of $25 or 6-2/3% of aggregate indebtedness)			$	25
Excess net capital			$	977
Ratio of aggregate indebtedness to net capital				0 to 1

Note: There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2019 Part IIA FOCUS filing.

FEDERATED SECURITIES CORP.
SCHEDULE II
COMPUTATION OF RESERVE REQUIREMENT
STATEMENT PURSUANT TO SEC RULE 15c3-3
DECEMBER 31, 2019

The Company is exempt from the computation of reserve requirements under paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934.

FEDERATED SECURITIES CORP.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES
STATEMENT PURSUANT TO SEC RULE 15c3-3
DECEMBER 31, 2019

The Company is exempt from the possession or control requirements under paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934.

Federated Securities Corp.'s Exemption Report

Federated Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Federated Securities Corp.

I, Jeremy D. Boughton, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Jeremy D. Boughton

Title: Assistant Treasurer

Date of Report: February 24, 2020

Building a better working world

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder, Board of Directors and Management of Federated Securities Corp.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Federated Securities Corp. (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision in 17 C.F.R. § 240.15c3-3:(k) throughout the most recent fiscal year ended December 31, 2019 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2020

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Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Shareholder, Board of Directors and Management of Federated Securities Corp.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of Federated Securities Corp. (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Identified no assessment balance due which would require us to compare the assessment payments made in accordance with the General Assessment Payment Form (SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries, including disbursements from the operating bank account.

   There were no findings as a result of our procedures.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2019.

   There were no findings as a result of our procedures.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

   There were no findings as a result of our procedures.

4. Verified the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   There were no findings as a result of our procedures.

Building a better working world

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether Federated Securities Corp.'s schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2020